CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Participation Notes due 2014	$7,500,000	$294.75

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 483 to
Amendment No. 1 to PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated July 24, 2007	Dated January 30, 2008
Rule 424(b)(2)
$7,500,000
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Morgan Stanley ModelWare World ex-America Participation Notes due February 6, 2014

Unlike ordinary debt securities, the Participation Notes, which we refer to as the securities, do not pay interest and do not guarantee any return of principal at maturity. Instead, the payment that you will receive at maturity, or upon your exchange of securities, will be an amount of cash, which we refer to as the net entitlement value, based on the performance of the Morgan Stanley ModelWare World ex-America – Total Return, which we refer to as ModelWare ex-America.
•	The principal amount and issue price of each security is $10.
•	We will not pay interest on the securities.
•
At maturity, if you have not previously exchanged your securities, you will receive for each security an amount of cash equal to the net entitlement value determined on February 4, 2014, which we refer to as the maturity valuation date.

•
You will have the right to exchange a block of securities during any exchange period for an amount of cash payable on the relevant exchange date that is equal to the net entitlement value determined on the first index business day following the last calendar day in that exchange period, which we refer to as the exchange valuation date. If you wish to exchange securities, you must exchange a block of at least 10,000 securities at a time.

º	The exchange periods are the first 10 calendar days of February, May, August and November in each year, beginning in May 2008 and ending in November 2013.
•
The initial value of ModelWare ex-America will be the average of the closing values on (i) the index business day immediately following the day we price the securities for initial sale to the public, which we refer to as the pricing date, and (ii) the first index business day on or after the 30th calendar day following the index business day immediately following the pricing date, which is expected to be March 3, 2008 and which we refer to as the index setting date.

•
The initial net entitlement value will be $10.  The net entitlement value will be calculated beginning on the first index business day following the index setting date and will equal the net entitlement value on the previous index business day multiplied by the ModelWare ex-America performance on that index business day, minus the adjustment amount as of that index business day.

º
The ModelWare ex-America performance on any index business day following the index setting date is a ratio of the value of ModelWare ex-America on that index business day to the value of ModelWare ex-America on the previous index business day.

º
The adjustment amount on any index business day following the index setting date will equal 1.40% of the net entitlement value on the previous index business day multiplied by the number of calendar days since the previous index business day divided by 365.

•
Because the adjustment amount will reduce the net entitlement value by approximately 1.40% per year based on each index business day’s net entitlement value, the value of ModelWare ex-America must increase sufficiently in order for you to receive at least the $10 principal amount per security at maturity, or upon exchange. If the value of ModelWare ex-America decreases or does not increase sufficiently, you will receive less, and possibly significantly less, than the $10 principal amount per security at maturity, or upon exchange.

•	The securities will not be listed on any securities exchange.
•	The CUSIP number for the securities is 61747W448.

You should read the more detailed description of the securities in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Securities.”

The securities are riskier than ordinary debt securities. See “Risk Factors” beginning on PS-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $10 PER SECURITY

	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Security	$10	$0	$10
Total	$7,500,000	$0	$7,500,000

(1)
If you continue to hold your securities, we will pay the brokerage firm through which you hold your securities additional commissions on a quarterly basis (at a rate equal to 0.65% per annum) beginning in May 2008.  For the quarterly period ending in May 2008, the commission amount paid will be prorated from and including the index setting date.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the securities and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the securities, see the section of this pricing supplement called “Description of Securities—Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The securities have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The securities may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the securities or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the securities to the public in Hong Kong as the securities have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the securities, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kongother than (i) with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The securities have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The Agent and each dealer represent and agree that they will not offer or sell the securities nor make the securities the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement, the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, whether directly or indirectly, to persons in Singapore other than:

(a)     an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)     an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)     a person who acquires the securities for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)     otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the securities we are offering to you in general terms. You should read the summary together with the more detailed information contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters addressed in “Risk Factors.”

The securities are medium-term notes of Morgan Stanley. The securities are exchangeable for an amount of cash based on the performance of ModelWare ex-America. Unlike conventional debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity or upon exchange.

Each security costs $10	We, Morgan Stanley, are offering our Morgan Stanley ModelWare World ex-America Participation Notes due February 6, 2014. The principal amount and issue price of each security is $10.

The adjustment amount covers the cost of ongoing commissions and includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in managing the hedging of our obligations under the securities.  We expect that the secondary market prices of the securities will be adversely affected by the deduction of the adjustment amount in the calculation of the net entitlement value.  See “Risk Factors—The adjustment amount is likely to adversely affect secondary market prices” and “Description of Securities—Use of Proceeds and Hedging.”

Because the adjustment amount will reduce the net entitlement value by approximately 1.40% per year based on each index business day’s net entitlement value, ModelWare ex-America must increase sufficiently in order for you to receive an amount at maturity, or upon exchange, equal to the issue price for each security.

No guaranteed return of principal; no interest
Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.  Instead, at maturity, or upon earlier exchange by you as described in this pricing supplement under “Description of Securities—Payment at Maturity, or upon Exchange,” we will pay to you an amount of cash based on the performance of ModelWare ex-America.

Payout on the securities at maturity, or upon exchange
The payout on the securities at maturity, or upon exchange, will be based on the applicable net entitlement value of the securities determined on the applicable valuation date.

We refer to the valuation date for any exchange as the exchange valuation date, and we refer to the valuation date at maturity as the maturity valuation date.  The maturity valuation date is scheduled to be February 4, 2014, which will be two business days prior to the maturity date.

The initial value of ModelWare ex-America will be the average of the closing values on (i) the index business day immediately following the day we price the securities for initial sale to the public, which we refer to as the pricing date, and (ii) the first index business day on or after the 30th calendar day following  the index business day immediately following the pricing date, which is expected to be March 3, 2008 and which we refer to as the index setting date.

The initial net entitlement value will equal $10.

The net entitlement value will be calculated beginning on the first index business day following the index setting date and will equal (i) the product of (x) the net entitlement value on the previous index business day times (y) ModelWare ex-

America performance on that index business day, minus (ii) the adjustment amount as of that index business day. The net entitlement value may be expressed by the following formula:

NEVT	=	NEVT-1	*	ModelWare ex-America performanceT	–	adjustment amount

where

NEV = net entitlement value

T = any index business day following the index setting date

The ModelWare ex-America performance on any index business day following the index setting date will equal the closing value of ModelWare ex-America on that index business day divided by the value of ModelWare ex-America on the previous index business day. The ModelWare ex-America performance may be expressed by the following formula:

ModelWare ex-America	=	Closing Index Value of ModelWare ex-AmericaT
performance		Closing Index Value of ModelWare ex-AmericaT–1

where T = any index business day following the index setting date

The adjustment amount on any index business day following the index setting date will equal (i) the product of (x) 1.40% of the net entitlement value on the previous index business day times (y) the number of calendar days since the previous index business day, divided by (ii) 365. On an annualized basis, the adjustment amount will reduce the net entitlement value by approximately 1.40% per year based on each index business day’s net entitlement value.

To demonstrate the effect that the adjustment amount has on the payout to you on the securities at maturity, we have calculated several hypothetical examples in “Hypothetical Payouts on the Securities at Maturity” beginning on PS-8.

Beginning in May 2008, you may elect to exchange a minimum of 10,000 securities on any index business day during the first 10 calendar days of each February, May, August and November	Beginning in May 2008, you may elect to exchange a minimum of 10,000 securities on any index business day during the first 10 calendar days of February, May, August and November of each year, each of which we refer to as an exchange period, for the net entitlement value determined on the first index business day following the last calendar day of the exchange period for that exchange, which we refer to as the exchange valuation date. If you properly elect to exchange, we will pay a cash amount equal to the net entitlement value to the trustee for delivery to you on the fifth trading day following the exchange valuation date, which we refer to as the exchange date.

You must exchange at least 10,000 securities (and multiples of 100 in excess of 10,000).

To exchange your securities during any exchange period for payment on the related exchange date, you must instruct your broker or other person through whom you hold your securities to take the appropriate steps through normal clearing system channels. Your book-entry interest in the securities must be transferred to the trustee on our behalf at or prior to 10:00 a.m. (New York City time) on the exchange date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the securities, you should consult the brokerage firm through which you own your interest for the relevant deadline.

If your instructions are not timely made and your book-entry interest is not transferred to the trustee on our behalf at or prior to 10:00 a.m. (New York City time) on the exchange date, you will not be able to exchange your securities until the following exchange period and you will need to complete all the required steps if you should wish to exchange your securities during that or any subsequent exchange period.

We may request that Morgan Stanley & Co. Incorporated, which we refer to as MS & Co. and which is one of our broker-dealer subsidiaries, purchase the securities in exchange for the cash amount that would otherwise have been payable by us. MS & Co.’s agreement to purchase the exchanged securities will not affect your right to take action against us if MS & Co. fails to purchase your securities. Any securities purchased by MS & Co. will remain outstanding.

ModelWare ex-America
ModelWare ex-America is a quantitative rules-based equity indexed strategy developed by the ModelWare Group of Morgan Stanley & Co. International plc.  Pursuant to the ModelWare methodology based on a pre-defined set of quantitative rules-based criteria, Morgan Stanley & Co. International plc is responsible for selecting the component stocks of ModelWare ex-America on each quarterly rebalancing date.  ModelWare ex-America is then calculated and published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”).

ModelWare ex-America consists of securities selected pursuant to a proprietary quantitative selection process from securities of companies incorporated and listed on regulated exchanges in developed equity markets including Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom, for which data for all the defined metrics used in the ModelWare methodology are available.  The ModelWare screening and scoring methodology is intended to identify stocks with a potential for price appreciation using a pre-defined set of financial metrics based on data that are adjusted to facilitate comparisons of economic fundamentals with fewer distortions and ambiguities which can be created by different accounting treatments.  ModelWare ex-America is an equally-weighted equity indexed strategy and consisted of 181 stocks as of January 16, 2008.  The following chart illustrates the selection process for ModelWare ex-America.

On January 30, 2008, the closing value of ModelWare ex-America was 4,244.929.  You can review the published high, low and end-of-quarter indicative and historical closing values of ModelWare ex-America for each quarter in the period since January 1, 2003 and a graph that illustrates the trends of ModelWare ex-America and its benchmark the MSCI EAFE Index since April 9, 1996 (the starting date for calculating ModelWare ex-America using the current calculation methodology) under the section of this pricing supplement captioned “Description of Securities—Indicative and Historical Information.” Because S&P began public dissemination of ModelWare ex-America on September 28, 2007, the closing values for periods prior to September 28, 2007 were calculated by Morgan Stanley & Co. International plc on a hypothetical basis as though ModelWare ex-America had been published during that period.  The indicative and historical performance of ModelWare ex-America do not provide any indication of the value of ModelWare ex-America on any exchange valuation date or the maturity valuation date or any other future date.  For further information regarding ModelWare ex-America, its calculation and related currency exchange rate risk, see “Risk Factors—The securities are subject to currency exchange rate risk” and “Description of Securities—ModelWare ex-America.”

You have no shareholder rights
Investing in the securities is not equivalent to investing in the stocks composing ModelWare ex-America.  As an investor in the securities, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks composing ModelWare ex-America.

MS & Co. will be the calculation agent for the securities
We have appointed our affiliate, MS & Co., to act as the calculation agent for The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior securities. As calculation agent, MS & Co. will determine, among other things, the cash amount that you will receive at maturity, or if you exercise your exchange right.

Morgan Stanley & Co. International plc is our subsidiary
Morgan Stanley & Co. International plc, the sponsor of ModelWare ex-America, is a majority-owned subsidiary of Morgan Stanley.  Morgan Stanley & Co. International plc is responsible for selecting the component stocks of ModelWare ex-America on each quarterly rebalancing date based on pre-defined, quantitative rules-based criteria.  The actions of Morgan Stanley & Co. International plc will affect the value of ModelWare ex-America and the value of the securities.  The economic interests of Morgan Stanley & Co. International plc and other of our affiliates are potentially adverse to your interests.

The brokerage firm through which you hold your securities will be paid additional commissions on a quarterly basis
Commissions equal to 0.1625% multiplied by the average net entitlement value per security in each quarter (equivalent to 0.65% on a per annum basis) will be paid proportionately to brokerage firms on a quarterly basis, including MS & Co. and its affiliates, whose clients purchased securities in the initial offering and who continue to hold their securities, beginning in May 2008 and ending in February 2014.  For the quarterly period ending in May 2008, the commission amount paid will be prorated from and including the index setting date.  These quarterly commissions will not in any event exceed 8% of the issue price per security. We expect that the brokerage firm through which you hold your securities will pay a portion of these additional commissions to your broker. Paying commissions over time may cause the brokerage firm through which you hold your securities and your broker to have economic interests that are different from yours. For more information about the payment of these additional commissions, see “Description of Securities—Supplemental Information Concerning Plan of Distribution” and “Risk Factors—The

brokerage firm through which you hold your securities and your broker may have economic interests that are different from yours.”

Where you can find more information on the securities
The securities are senior notes issued as part of our Series F medium-term note program. You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated July 24, 2007. We describe the basic features of this type of security in the sections of the prospectus supplement called “Description of Notes—General Terms of Notes” and “—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Description of Fixed Rate Debt Securities.”

Because this is a summary, it does not contain all the information that may be important to you.  For a detailed description of the terms of the securities, including the specific procedures and deadlines governing the exchange of the securities and the calculation of the cash amount you will receive in exchange for your securities, you should read the “Description of Securities” section in this pricing supplement. You should also read about some of the risks involved in investing in the securities in the section called “Risk Factors.” The tax and accounting treatment of investments in equity-linked securities such as the securities may differ from that of investments in ordinary debt securities or common stock. See the section of this pricing supplement called “Description of Securities—United States Federal Taxation.”We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the securities.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036. Our telephone number is (212) 761-4000.

HYPOTHETICAL PAYOUTS ON THE SECURITIES AT MATURITY

The payout on the securities at maturity will depend on the level of ModelWare ex-America on the maturity valuation date. The examples of the hypothetical payout calculations that follow assume that you hold the securities to maturity. The examples in the table below are based on the following terms:

•	Hypothetical initial value of ModelWare ex-America: 4,281.58

•	Issue price: $10 per security

•	Initial net entitlement value: $10 per security

Starting Value of ModelWare ex-America	Hypothetical Ending Value of ModelWare ex-America	ModelWare ex-America Total Return at Maturity	ModelWare ex-America Annualized Return	Issue Price per Security	Total Payout per Security at Maturity	Total Return on Securities at Maturity	Annualized Return on Securities at Maturity
4,281.58	2,140.79	-50%	-11.04%	$10	$4.54	-54.57%	-12.47%
4,281.58	2,568.95	-40%	-8.26%	$10	$5.47	-45.32%	-9.69%
4,281.58	2,997.11	-30%	-5.84%	$10	$6.40	-36.04%	-7.27%
4,281.58	3,425.26	-20%	-3.70%	$10	$7.33	-26.74%	-5.12%
4,281.58	3,853.42	-10%	-1.76%	$10	$8.26	-17.43%	-3.18%
4,281.58	4,281.58	0%	0.00%	$10	$9.19	-8.09%	-1.41%
4,281.58	4,709.74	10%	1.62%	$10	$10.13	1.26%	0.21%
4,281.58	5,137.90	20%	3.12%	$10	$11.06	10.63%	1.72%
4,281.58	5,566.05	30%	4.53%	$10	$12.00	20.01%	3.13%
4,281.58	5,994.21	40%	5.84%	$10	$12.94	29.40%	4.45%
4,281.58	6,422.37	50%	7.08%	$10	$13.88	38.80%	5.69%
4,281.58	6,850.53	60%	8.25%	$10	$14.82	48.22%	6.87%
4,281.58	7,278.69	70%	9.37%	$10	$15.76	57.64%	7.98%
4,281.58	7,706.84	80%	10.43%	$10	$16.71	67.07%	9.05%
4,281.58	8,135.00	90%	11.44%	$10	$17.65	76.51%	10.06%
4,281.58	8,563.16	100%	12.41%	$10	$18.60	85.96%	11.04%

The above examples demonstrate the effect that the adjustment amount has on the payout on the securities at maturity relative to the performance of ModelWare ex-America. Note that in each of the above examples, in order to illustrate the relative return between ModelWare ex-America and an investment in the securities, we have, in calculating the effect of the adjustment amount, assumed that ModelWare ex-America had moved up or down at an even rate, which, when compounded monthly, results in the applicable total return of ModelWare ex-America. Because the level of ModelWare ex-America may be subject to significant fluctuations over the term of the securities and because the adjustment amount will be larger when ModelWare ex-America has moved up and smaller when ModelWare ex-America has moved down, it is not possible to present a chart or table illustrating the complete range of possible payouts on the securities at maturity for any given ending value of ModelWare ex-America. The actual payout on the securities at maturity relative to the performance of ModelWare ex-America may be more or less than shown in the above table and will depend on the actual monthly returns of ModelWare ex-America over the term of the securities.

RISK FACTORS

The securities are not secured debt, are riskier than ordinary debt securities that repay a fixed principal amount and pay interest. Because the securities will be repaid by payment of an amount of cash based on the performance of ModelWare ex-America, there is no guaranteed return of principal at maturity. This section describes the most significant risks relating to the securities. You should carefully consider whether the securities are suited to your particular circumstances before you decide to purchase them.

The securities do not pay interest and do not guarantee return of principal	The terms of the securities differ from ordinary debt securities in that you will not be paid interest and you are not guaranteed the return of your principal at maturity. The return on your investment in the securities may be less than the amount that would be paid on an ordinary debt security and actually may be negative. The payout to you at maturity, or upon exchange, will be a cash amount that may be worth less, and potentially significantly less, than the $10 principal amount of each security.

The market price of the securities will be influenced by many unpredictable factors	A number of factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market. We expect that generally the value of ModelWare ex-America and the component stocks of ModelWare ex-America on any day will affect the value of the securities more than any other single factor. Other factors that may influence the value of the securities include:

• interest and yield rates in the market;

•
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the component stocks, foreign stock markets or stock markets generally and which may affect the value of ModelWare ex-America; and

• our creditworthiness.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the issue price, if market interest rates rise or the level of ModelWare ex-America is at, below or not sufficiently above the level of ModelWare ex-America on the day the securities were initially priced for sale to the public. This could happen, for example, if the value of ModelWare ex-America declines, if the reduction of the net entitlement value of the securities as a result of the adjustment amount is not offset by a corresponding increase in the value of ModelWare ex-America, or due to a discount reflected in the trading prices of the securities. See “—The adjustment amount will have the effect of reducing your participation in ModelWare ex-America,” “—The securities will not be listed,” and “—Hedging and trading activity by the calculation agent and its affiliates could adversely affect the value of ModelWare ex-America.”

You cannot predict the future performance of ModelWare ex-America or the component stocks of ModelWare ex-America based on their historical performance. In addition, there can be no assurance that ModelWare ex-America will increase or that the value of ModelWare ex-America on any exchange valuation date or the maturity valuation date will exceed the initial value of ModelWare ex-America by a sufficient amount to compensate for the effect of the adjustment amount such that you will receive at maturity, or upon exchange, a payment in excess of the issue price of the securities.

The securities are linked to an indexed strategy composed exclusively of foreign stocks and there are risks associated with investments in securities linked to the value of foreign equity securities	The component stocks of ModelWare ex-America are selected from the stocks of companies incorporated and listed in developed equity markets around the world excluding the United States and Canada. There are risks associated with investing in foreign equity markets including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies listed in those markets. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

The securities are subject to currency exchange rate risk	Because the closing values of ModelWare ex-America generally reflect the U.S. dollar value of the securities represented in ModelWare ex-America, holders of the securities will be exposed to the currency exchange rate risk with respect to each of the currencies of the component countries included in ModelWare ex-America. An investor’s net exposure will depend on the extent to which the currencies of the component countries strengthen or weaken against the U.S. dollar and the relative weight of each currency. If, taking into account such weighting, the dollar strengthens against the currencies of the component securities represented in ModelWare ex-America, the value of ModelWare ex-America will be adversely affected and the payment at maturity on the securities may be reduced.

Of particular importance to potential currency exchange risk are:

• existing and expected rates of inflation;

• existing and expected interest rate levels;

• the balance of payments; and

• the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

The securities will not be listed	The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. MS & Co. currently intends to act as a market maker for the securities, but it is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as market maker, it is likely that there would be no secondary market for the securities.

The adjustment amount will have the effect of reducing your participation in ModelWare ex-America	Because the adjustment amount will reduce the net entitlement value by approximately 1.40% per year based on each index business day’s net entitlement value, ModelWare ex-America must increase sufficiently in order for you to receive an amount at maturity, or upon exchange, equal to the issue price for each security.
The ultimate effect that the adjustment amount will have on your payout on the securities will depend on the performance of ModelWare ex-America and, in particular, on the direction, magnitude, timing and duration of the changes in the value of ModelWare ex-America. Since the adjustment amount will be calculated based on the net entitlement value on each day following the index setting date over the term of the securities, the adjustment amount on the securities will be higher if the level of ModelWare ex-America over the term of the securities remained higher. Higher closing values of ModelWare ex-America on any date prior to the relevant exchange valuation date or the maturity valuation date, as applicable, will result in higher adjustment amount and lower return for your securities.

Investing in the securities is not the same as investing directly in stocks composing ModelWare ex-America and the securities may trade at prices that do not reflect the value of ModelWare ex-America
Due to the effect of the adjustment amount on the payout on the securities, investing in the securities is not equivalent to investing in a mutual fund or other pooled investment that invests in the component stocks or that might be benchmarked to ModelWare ex-America.

In addition, the securities may trade at prices that do not reflect the value of ModelWare ex-America and the securities may trade differently from other instruments or investments that might be benchmarked to ModelWare ex-America.

ModelWare ex-America may not outperform and may significantly underperform its benchmark the MSCI EAFE Index	In historical simulations of past performance, ModelWare ex-America has experienced significant fluctuations in value and periods of significant losses. Since the quantitative factors that determine the composition of ModelWare ex-America do not change, ModelWare ex-America is not actively managed to adjust to changing geopolitical, financial or other conditions. ModelWare ex-America’s quantitative stock selection process could select stocks that underperform its benchmark the MSCI EAFE Index, possibly significantly.

There are restrictions on the minimum number of securities you may exchange and on the dates on which you may exchange them	You must exchange a block of at least 10,000 securities at any one time in order to exercise your exchange right. Prior to maturity, you may exchange your securities only during the first 10 calendar days of February, May, August and November in each year, beginning in May 2008. Consequently, if you own less than 10,000 securities or if you own at least 10,000 securities but wish to move out of your investment other than on a quarterly exchange date, you will need to sell the securities in the market where there may be limited liquidity and where market prices may not reflect the value of ModelWare ex-America.

The adjustment amount is likely to adversely affect secondary market prices	Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the securities in secondary market transactions at any time will likely be lower than the issue price, since secondary market prices are likely to be adversely affected by the deduction of the adjustment amount, to cover ongoing commissions and projected profits for managing our hedge position, from the calculation of the net entitlement value over the term of the securities. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

You have no shareholder rights	Investing in the securities is not equivalent to investing in the stocks composing ModelWare ex-America. As an investor in the securities, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks composing ModelWare ex-America.

Adjustments to ModelWare ex-America could adversely affect the value of the securities	Morgan Stanley & Co. International plc, the sponsor of ModelWare ex-America, is a majority-owned subsidiary of Morgan Stanley. Morgan Stanley & Co. International plc is responsible for selecting the component stocks of ModelWare ex-America on each quarterly rebalancing date based on a pre-defined set of quantitative rules-based criteria and these selections will affect the value of ModelWare ex-America and, consequently, the value of the securities. The economic interests of Morgan Stanley & Co. International plc and other of our affiliates are potentially adverse to your interests. S&P is responsible for calculating and publishing ModelWare ex-America. S&P is also responsible for making further rules-based changes required by certain corporate events relating to the component stocks, such as stock splits and dividends, spin-offs, rights issuances and mergers and acquisitions, which could directly or indirectly affect the value of ModelWare ex-America. Any of these actions could adversely affect the value of the securities.

The securities are subject to acceleration prior to maturity	Morgan Stanley & Co. International plc, in conjunction with S&P, may discontinue or suspend calculation or publication of ModelWare ex-America at any time. In these circumstances, the securities will be deemed accelerated to the trading day immediately preceding such discontinuance and the calculation agent will determine the net entitlement value on that date. See “Description of Securities—Discontinuance of ModelWare ex-America; Alteration of Method of Calculation.”

The brokerage firm through which you hold your securities and your broker may have economic interests that are different from yours	Commissions will be paid on a quarterly basis to brokerage firms, including MS & Co. and its affiliates, whose clients purchased securities in the initial offering and who continue to hold their securities. These additional commissions will equal 0.1625% (equivalent to 0.65% on a per annum basis) multiplied by the average net entitlement value per security in each quarter, and will be paid beginning in May 2008 and ending in February 2014. For the quarterly period ending in May 2008, the commission amount paid will be prorated from and including the index setting date. We expect that the brokerage firm through which you hold your securities will pay a portion of these additional commissions to your broker.

As a result of these arrangements, the brokerage firm through which you hold your securities and your broker may have economic interests that are different than yours. As with any security or investment for which the commission is paid over time, your brokerage firm and your broker may have an incentive to encourage you to continue to hold the securities because they will no longer receive these quarterly commissions if you sell your securities. You should take the above arrangements and the potentially different economic interests they create into account when considering an investment in the securities. For more information about the payment of these additional commissions, see “Description of Securities—Supplemental Information Concerning Plan of Distribution.”

The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests
The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

As calculation agent, MS & Co. will determine the initial index value, any other index value and whether a market disruption event has occurred. Determinations made by MS & Co., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, may affect the payment you will receive upon exchange or at maturity. See “Description of Securities—Discontinuance of ModelWare ex-America; Alteration of Method of Calculation” and “—Market Disruption Event.”

The adjustment amount takes into account the ongoing commissions and the costs of hedging our obligations under the securities. The affiliates through which we hedge our obligations under the securities expect to make a profit. Since hedging our obligations entails risk and may be influenced by market forces beyond our and our affiliates’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by the calculation agent and its affiliates could potentially adversely affect the value of ModelWare ex-America	MS & Co., Morgan Stanley & Co. International plc and other affiliates of ours have carried out and will continue to carry out hedging activities related to the securities, including taking positions in the component stocks of ModelWare ex-America (and possibly to other instruments linked to the component stocks of ModelWare ex-America). MS & Co. and other affiliates of ours also trade the component stocks of ModelWare ex-America (and other financial instruments related to ModelWare ex-America and the component stocks of ModelWare ex-America) on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the index setting date could potentially increase the initial index value and, therefore, the value at which ModelWare ex-America must close before you receive a payment upon exchange or at maturity that exceeds the issue price of the securities. Additionally, such hedging or trading activities during the term of the securities could potentially affect the value of ModelWare ex-America on any exchange valuation date or the maturity valuation date and, accordingly, the payment you will receive upon exchange or at maturity.

Although the U.S. federal income tax consequences of an investment in the securities are uncertain, under current law, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes
You should also consider the U.S. federal income tax consequences of investing in the securities. Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of investing in the securities supersede the discussions contained in the accompanying prospectus supplement. Subject to the discussion under “United States Federal Taxation” in this pricing supplement, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the securities, the timing and character of income on the securities might differ significantly. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the

“constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Both U.S. and non-U.S. investors are urged to consult their own tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the securities as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF SECURITIES

Terms not defined in this pricing supplement have the meanings given to them in the accompanying prospectus supplement. The term “Security” refers to each $10 principal amount of any of our Morgan Stanley ModelWare World ex-America Participation Notes due February 6, 2014. In this pricing supplement, the terms “we,”  “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$7,500,000

Maturity Date	February 6, 2014, subject to extension in the event of a Market Disruption Event on the Maturity Valuation Date.

If, due to a Market Disruption Event or otherwise, the Maturity Valuation Date is postponed so that it falls less than two scheduled Trading Days prior to the scheduled Maturity Date, the Maturity Date will be the second scheduled Trading Day following that Maturity Valuation Date as postponed. See “—Maturity Valuation Date and Exchange Valuation Date” below.

Issue Price	$10 per Security

Denominations	$10 and multiples thereof

Pricing Date	January 30, 2008

Issue Date (Settlement Date)	February 6, 2008

CUSIP Number	61747W448

Interest Rate	None

Payment at Maturity, or upon Exchange	Each Security is exchangeable on the Maturity Date, unless earlier exchanged by you, for the Net Entitlement Value, as determined on the Maturity Valuation Date (as defined below).

Index Setting Date
The first Index Business Day (as defined below) on or after the 30th calendar day following the Index Business Day immediately following the Pricing Date, which is expected to be March 3, 2008; provided that, if there is a Market Disruption Event on such date, the Index Setting Date will be the first immediately succeeding Index Business Day on which there is no Market Disruption Event.

Index Value	On any Index Business Day, the closing value of ModelWare ex-America, as published on the Bloomberg page “MSMWEADT” or any successor page.

Initial Index Value	The average of (i) the Index Value on the Index Business Day immediately following the Pricing Date and (ii) the Index Value on the Index Setting Date.

Net Entitlement Value
The Net Entitlement Value on any Index Business Day following the Index Setting Date equals (i) the product of (x) the Net Entitlement Value on the previous Index Business Day times (y) ModelWare ex-America Performance (as defined below) as of that Index Business Day minus (ii) the Adjustment Amount (as defined below) determined as of such Index Business Day. The

Net Entitlement Value will be calculated by the Calculation Agent. The Net Entitlement Value may be expressed by the following formula:

NEVT	=	NEVT-1	*	ModelWare ex-America PerformanceT – Adjustment Amount

where

NEV = Net Entitlement Value

T = any Index Business Day following the Index Setting Date

Initial Net Entitlement Value	$10

ModelWare ex-America Performance
On any Index Business Day following the Index Setting Date, the Index Value (as defined below) on that Index Business Day divided by the Index Value on the previous Index Business Day.  The ModelWare ex-America Performance may be expressed by the following formula:

ModelWare ex-America Performance	=	Index Value of ModelWare ex-America T
Index Value of ModelWare ex-America T–1

where

T = each Index Business Day following the Index Setting Date

Adjustment Amount
On any Index Business Day following the Index Setting Date, (i) the product of (x) 1.40% of the Net Entitlement Value on the previous Index Business Day times (y) the number of calendar days since the previous Index Business Day, divided by (ii) 365.

Maturity Valuation Date and
Exchange Valuation Date
For purposes of calculating the Net Entitlement Value payable on the Maturity Date, the Maturity Valuation Date will be February 4, 2014, subject to adjustment for non-Index Business Days or Market Disruption Events as described in the second succeeding paragraph.

For purposes of calculating the Net Entitlement Value payable on any Exchange Date, the Exchange Valuation Date will be the first Index Business Day following the last calendar day in the relevant Exchange Period, subject to adjustment for Market Disruption Events as described in the following paragraph.

If the Maturity Valuation Date is not an Index Business Day or if there is a Market Disruption Event on the Maturity Valuation Date or any Exchange Valuation Date, the Maturity Valuation Date or Exchange Valuation Date, as applicable, shall be the next succeeding Index Business Day on which there is no Market Disruption Event; provided that if a Market Disruption Event has occurred on each of the five consecutive Index Business Days immediately succeeding the scheduled Maturity Valuation Date or Exchange Valuation Date, as applicable, then (i) such fifth succeeding Index Business Day will be deemed to be the Maturity Valuation Date or Exchange Valuation Date, as applicable, for ModelWare ex-America, notwithstanding the occurrence of a Market Disruption Event on such day and (ii) with respect to any such fifth Index Business Day on which a Market Disruption Event occurs, the Calculation Agent will determine the value of ModelWare ex-America on such fifth Index Business Day in accordance with the formula for and method of calculating ModelWare ex-America last in effect prior to the commencement of the Market Disruption Event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Index Business Day of each security most recently constituting ModelWare ex-America.

Exchange Right
You may, subject to the Minimum Exchange Amount (as defined below), exchange your Securities on any Index Business Day during any Exchange Period for the Net Entitlement Value as determined on the applicable Exchange Valuation Date by instructing your broker or other person through whom you hold your Securities to take the appropriate steps through normal clearing system channels. Your book-entry interest in the Securities must be transferred to the Trustee on our behalf at or prior to 10:00 a.m. (New York City time) on the Exchange Date.

Since the Securities will be held only in book-entry form, only the Depository Trust Company (“DTC”) may exercise the Exchange Right with respect to the Securities. Accordingly, beneficial owners of Securities that desire to have all or any portion of their Securities exchanged must instruct the participant through which they own their interest to direct DTC to exercise the Exchange Right on their behalf. In order to ensure that we receive the instructions on a particular day, the applicable beneficial owner must so instruct the participant through which it owns its interest before that participant’s deadline for accepting instructions from their customers. All instructions given to participants from beneficial owners of Securities relating to the right to exchange their Securities will be irrevocable.

In addition, at the time instructions are given, each beneficial owner must direct the participant through which it owns its interest to transfer its book-entry interest in the related Securities, on DTC’s records, to the Trustee on our behalf.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline.

If your instructions are not timely made and your book-entry interest is not transferred to the Trustee on our behalf at or prior to 10:00 a.m. (New York City time) on the Exchange Date, you will not be able to exchange your Securities until the following Exchange Period and you will need to complete all the required steps if you should wish to exchange your Securities during that or any subsequent Exchange Period.

We may request that MS & Co. purchase the Securities you exchange for the Net Entitlement Value that would otherwise have been payable by us. MS & Co.’s agreement to purchase the exchanged Securities will be without prejudice to your right to proceed against us upon any failure of MS & Co. to settle the purchase when due. Any Securities purchased by MS & Co. will remain outstanding.

Minimum Exchange Amount	In order to exercise your Exchange Right, you must exchange at least 10,000 Securities, or multiples of 100 in excess of 10,000.

Exchange Period	The first 10 calendar days of February, May, August and November in each year, beginning in May 2008.

Exchange Date	The fifth Trading Day following the relevant Exchange Valuation Date.

Index Business Day
A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the Relevant Exchange(s) for ModelWare ex-America, other than a day on which trading on such Relevant Exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Relevant Exchange
The primary exchange(s) or market(s) of trading for (i) any security then included in ModelWare ex-America and (ii) any futures or options contracts related to ModelWare ex-America or to any security then included in ModelWare ex-America.

Trading Day
A day, as determined by the Calculation Agent, on which trading is generally conducted on the New York Stock Exchange, the American Stock Exchange LLC, The Nasdaq Stock Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Book Entry Note or Certificated Note
Book Entry.  The Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Securities.  Your beneficial interest in the Securities will be evidenced solely by entries on the books of the Securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Securities, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” and “Form of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior or Subordinated Security	Senior

ModelWare ex-America
The Morgan Stanley ModelWare World ex-America – Total Return (“ModelWare ex-America”) is a quantitative rules-based equity indexed strategy developed by the ModelWare Group of Morgan Stanley & Co. International plc.  Pursuant to the ModelWare methodology based on a pre-defined set of quantitative rules-based criteria, Morgan Stanley & Co. International plc is responsible for selecting the component stocks of ModelWare ex-America on each quarterly rebalancing date.  ModelWare ex-America is then calculated and published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”).

ModelWare ex-America consists of securities selected pursuant to a quantitative selection process from securities of companies incorporated and listed on regulated exchanges in developed equity markets including Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom, for which data for all the defined metrics used in the ModelWare methodology are available.  The ModelWare screening and scoring methodology is intended to identify stocks with a potential for price appreciation using a pre-defined set of financial metrics based on data that are adjusted to facilitate comparisons of economic fundamentals with fewer distortions and ambiguities which can be created by different accounting treatments.  ModelWare ex-America is an equally-weighted equity indexed strategy and consisted of 181 stocks as of January 16, 2008.  The following chart illustrates the selection process for ModelWare ex-America.

ModelWare ex-America was first published on September 28, 2007.  Indicative daily historical closing prices based on back-testing (i.e., the calculations of how ModelWare ex-America would have performed in the past had it existed) are available from April 9, 1996, the date on which the base value of ModelWare ex-America was set at 1,000.  ModelWare ex-America is rebalanced on a quarterly basis, in January, April, July and October, by repeating the entire selection process to ensure that the component stocks continue to meet the basic principles of ModelWare ex-America.  ModelWare ex-America is calculated and published daily by S&P on Bloomberg and Reuters.  You can obtain the level of ModelWare ex-America on the Bloomberg website at  http://www.bloomberg.com/apps/quote?ticker= msmweadt:ind.

ModelWare ex-America is a total return indexed strategy and measures the market performance of its component stocks, including the stock price performance and income from dividend payments.  The cash value of any dividends paid on the component stocks will be reflected net of withholding tax in the level of ModelWare ex-America on the day purchasers of the applicable stock are no longer entitled to receive the declared and upcoming dividend payment, but the dividends are not deemed to be reinvested in more shares of the component stocks.  The percentage of withholding tax applied will be the tax rate applicable in the country of the relevant component stock to non-resident institutions that do not benefit from double taxation treaties, as determined by S&P.

ModelWare ex-America Methodology

Determination of the “Selection Universe”

As an initial step in the selection process, a pool of stocks to be evaluated for inclusion in ModelWare ex-America are selected and designated as the “Selection Universe.”  Stocks of companies incorporated and listed on regulated exchanges in developed equity markets including Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom, with data available for all the defined metrics below, are eligible for inclusion in the Selection Universe at the time of each quarterly rebalancing and are first subjected to pre-defined screening parameters.  Initially, the eligible securities are ranked by historic turnover, a value based on trading volume and closing price in the month preceding the relevant rebalancing date, and those in the bottom 2% are excluded from the Selection Universe.  The remaining qualifying securities are then ranked simultaneously (i) by trading volume, with the bottom 10% identified for exclusion and (ii) by ModelWare Operating Assets Turnover, further described below, with the bottom 10% identified for exclusion.

Selection Procedure for ModelWare ex-America

The ModelWare screening methodology aims to identify stocks in the Selection Universe that might be expected to experience price appreciation by screening on the basis of the fundamental factors listed below.  The ModelWare selection process is applied to the Selection Universe and the top ranking securities are selected to be included in ModelWare ex-America.  The selection process incorporates methodology that adjusts the rankings to reduce the impact of differences in market capitalization.

The ModelWare methodology makes adjustments to and redefines financial metrics measuring company performance as described below, with the goal that the metrics may more accurately reflect sustainable economic performance and provide greater transparency in identifying the drivers of market value, with fewer distortions and ambiguities created by different accounting treatments.  However, we can give you no assurance that ModelWare ex-America will increase over the term of the securities or perform better than its benchmark the MSCI EAFE Index.  Each stock in the Selection Universe is scored based on the following ModelWare metrics:

– Fundamental Metrics

•	ModelWare Earnings to Price

ModelWare Earnings to Price is a metric defined as the ModelWare adjusted earnings per share divided by the share price.  The ModelWare approach adjusts the earnings per share in the standard formula by using the diluted earnings per share.  The earnings to price ratio generally is a measure of how the market values a company’s earnings and earnings potential.  A higher ratio may indicate either that a stock is undervalued or that it has poor growth prospects.  A lower ratio may indicate either that a company is overpriced or that it has good growth prospects.  Stocks with higher ModelWare earnings to price ratios are generally selected for inclusion in ModelWare ex-America over stocks with lower ModelWare earnings to price ratios.

•	ModelWare Book to Market Value of Common Equity

ModelWare Book to Market Value of Common Equity is a metric defined as the ModelWare adjusted book value per share divided by market capitalization.  The ModelWare calculation of book value adds off-balance sheet items such as pension liabilities back onto the balance sheet.  The inputs for both market capitalization and book value also take diluted shares into account.  Normally, a higher ratio may indicate that the company is destroying value or that its good growth prospects are underestimated by the market.  Stocks with higher ModelWare book to market value of common equity ratios are generally selected for inclusion in ModelWare ex-America over stocks with lower ModelWare book to market value of common equity ratios.

•	ModelWare Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) to Enterprise Value

ModelWare Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) to Enterprise Value is a metric defined as the ModelWare adjusted earnings before interest, tax, depreciation and amortization divided by enterprise value.  EBITDA is commonly used as a measure of a company's ability to generate cash in the short term and reflects pre-tax operating income, before charges for cost of capacity, intangibles and goodwill.  EBITDA is not a measure of operating cash flow.  The ModelWare methodology calculates EBITDA by adding depreciation and amortization charges back onto the pre-tax operating profit.  The ModelWare adjusted EBITDA differs from the standard EBITDA in that it excludes returns on pension assets and interest on pension obligations and that it capitalizes operating leases, effectively removing any charge for related assets.  Enterprise value is the market’s assessment of the total value of an entity and is usually a measure of the value of the operating business.  The ModelWare adjusted enterprise value differs from the standard enterprise value in that it takes market capitalization and adds the market value of net debt (or, where not available, the book value of net debt).  Net debt includes capitalized operating leases and net pension obligations.  A higher ModelWare EBITDA to enterprise value ratio may indicate that the company is undervalued or that it has poor prospects.  A lower ratio may indicate that the company is overvalued or that it has good prospects that have already been reflected in the stock price.  The interpretation of ModelWare EBITDA to Enterprise Value is analogous to the interpretation of ModelWare Earnings to Price with the difference being that this analysis is done at the company’s operating level and ignores the effect of financing decisions.  Stocks with higher ModelWare EBITDA to enterprise value ratios are generally selected for inclusion in ModelWare ex-America over stocks with lower ModelWare EBITDA to enterprise value ratios.

•	ModelWare Minimum Growth

ModelWare Minimum Growth is a metric defined as the lower value of the year-to-year change in either the ModelWare adjusted operating assets or the ModelWare adjusted operating liabilities.  ModelWare adjusted operating assets is defined as company assets that are used in the operations of a company and is calculated by taking the total assets and removing from it assets which are non-operating or which are the result of financing activities.  Typical adjustments to total assets would be to remove cash, pension assets and other financial assets that a company holds.  It would include the value of certain off-balance sheet operating assets such as the value of non-cancellable operating leases.  ModelWare adjusted operating liabilities is calculated by taking all the liabilities on a company’s balance sheet and excluding from them elements that represent debt or other financing activity.  An increase in operating assets or liabilities may provide a measure of operating investments undertaken by a company.  A higher level of investment may indicate a signal from the company of better performance prospects for the future.  Stocks with higher ModelWare minimum growth values are generally selected for inclusion in ModelWare ex-America over stocks with lower ModelWare minimum growth values.

•	ModelWare Operating Assets Turnover

ModelWare Operating Assets Turnover is a metric defined as the ModelWare adjusted operating revenues divided by operating assets and measures the efficiency of use of a company’s operating resources.  The separation of operating items from financing and other non-operating items is central to the ModelWare adjusted operating assets turnover metric.  While a higher ratio may indicate that a company is able to generate a high level of operating revenues for a given amount of investment in operating assets, it may also mean that the scope of future improvements is limited.  A lower ratio, on the other hand, may indicate that a company is not able to generate as high a level of operating revenues for the same amount of investment but that there is room for an improvement.  Stocks with lower ModelWare operating assets turnover ratios are generally selected for inclusion in ModelWare ex-America over stocks with higher ModelWare operating assets turnover ratios, with an emphasis placed on the potential for improvement in the future.  As a lower value is preferable for this metric, the value of this metric scored by each stock in the Selection Universe is multiplied by –1 in calculating “Metric Zscores,” described below in more detail.

In applying these metrics to the public financial information disclosed by the underlying companies, ModelWare makes rule-driven adjustments to the public financial information with the aim of making it easier to compare companies despite differing presentations of their earnings, cash flows and financial conditions.

– Market Driven Metrics

• Price Momentum

Price momentum is a metric defined as the percentage change in the closing price at the end of the month prior to the applicable rebalancing period compared to the closing price at the end of the month, six months earlier.  Stocks with higher price momentum values are generally selected for inclusion in ModelWare ex-America over stocks with lower price momentum values.

When each stock in the Selection Universe is scored according to these metrics and the scores are statistically normalized, “Metric Zscores” for each of the metrics are assigned to each stock in the Selection Universe. As a next step, “Aggregate Score” is calculated for each stock, which is a composite score based on “Metric Zscores” and the respective weights assigned to each of the metrics. A fixed weight equal to 16% is assigned to each of the five Fundamental Metrics and a fixed weight equal to 20% is assigned to the Market Driven Metrics.

As a final step in the scoring process, “Adjusted Aggregate Scores” are calculated from “Aggregate Scores” to reduce the impact of differences in market capitalization. The adjustment calculations involve dividing the Selection Universe into five equal groups based on market capitalization. “Adjusted Aggregate Score” of any given stock is calculated by normalizing the “Aggregate Score” of such stock based on the average aggregate score of the market capitalization group such stock belongs to.

The securities constituting the Selection Universe are ranked by “Adjusted Aggregate Score” and those ranked in the top 20% of the Selection Universe, subject to a maximum of 200 securities, are selected as the component stocks of ModelWare ex-America.

Weightings

ModelWare ex-America is an equally-weighted equity indexed strategy, subject only to certain minor adjustments for trading volume. The weightings of the component stocks which do not meet a certain threshold, based on trading volume and share price, are reduced, with the difference between the reduced weighting and the initially assigned equal weight of such stocks distributed among the other component stocks.

Quarterly Rebalancing

At the beginning of each quarter, in January, April, July and October, ModelWare ex-America is rebalanced to ensure that the component stocks continue to meet the basic principles of

ModelWare ex-America.  On the seventh business day of January, April, July and October, the new component stocks and the respective component weights are determined by the ModelWare Group by repeating the entire selection process described above and are sent to S&P.  Over the two consecutive trading days beginning on the ninth business day of January, April, July and October, S&P makes any required changes to the component stocks  and rebalances ModelWare ex-America.  The quarterly rebalancing over a two-day rebalancing period is intended to effect a gradual reallocation from the previous component stocks to the new component stocks.

Interim Adjustments

From time to time, S&P will make adjustments to ModelWare ex-America outside of the scheduled quarterly rebalancing to account for various corporate events affecting the component stocks.  If any event relating to a component stock has a dilutive, concentrative or other effect on the theoretical value of the component stock, S&P will make the corresponding adjustment appropriate to account for that dilutive, concentrative or other effect.  If a merger event or tender offer occurs or if a de-listing or nationalization occurs in relation to a component stock, S&P will determine the effective date of such event, and the closing price of the applicable component stock on the trading day immediately preceding such effective date will be used as the closing price of the applicable component stock in calculating the value of ModelWare ex-America until the next quarterly rebalancing takes place.  If insolvency occurs in relation to the issuer of a component stock, the component stock will remain part of ModelWare ex-America until the next quarterly rebalancing period.  As long as a market price is available for the affected component stock on any trading day, such market price will be the closing price of the affected component stock for such trading day.  If a market price is not available for the affected component stock on any trading day, the closing price for such trading day will equal zero.

Currency Exchange Risk

ModelWare ex-America is calculated by S&P on an end-of-day basis using the closing prices of its component stocks as converted into U.S. dollars based on the exchange rate on the relevant date.  As a result, ModelWare ex-America is exposed to currency exchange rate fluctuations between the U.S. dollar and each of the currencies in which the component stocks trade.  Exposure to currency exchange rate changes will depend on the extent to which the currencies of the component stocks strengthen or weaken against the U.S. dollar and the relative weight of each currency in ModelWare ex-America as a whole.  The devaluation of the U.S. dollar against the currencies in which the component stocks trade will result in an increase in the value of ModelWare ex-America.  Conversely, if the U.S. dollar strengthens against the currencies in which the component stocks trade, the value of ModelWare ex-America will be adversely affected and may reduce any return on the securities. Fluctuations in currency exchange rates can have a continuing impact on the value of ModelWare ex-America and any negative currency impact on ModelWare ex-America may significantly decrease the value of the securities.

Indicative and Historical Information
The following table sets forth the published high, low and end-of-quarter Index Values of ModelWare ex-America for each quarter in the period from September 28, 2007 through January 30, 2008. The closing value of ModelWare ex-America on January 30, 2008 was 4,244.929. Also set forth below are indicative Index Values for ModelWare ex-America for each quarter in the period from January 1, 2003 through September 27, 2007. Because S&P began public dissemination of ModelWare ex-America on September 28, 2007, the Index Values set forth below for periods prior to September 28, 2007 were calculated on a hypothetical basis by Morgan Stanley & Co. International plc as though ModelWare ex-America had been published during that period, using the current calculation methodology for ModelWare ex-America except that quarterly rebalancings were deemed to have been performed on one day (not over a two-day rebalancing period) and a 30% withholding tax was deemed to have applied to any dividend payments.  The modifications and assumptions made in the retrospective calculation may have resulted in higher returns for ModelWare ex-America than would have been realized had the current calculation methodology, without any modification or assumption, been used.  We obtained the information for the historical and indicative prices from Bloomberg Financial Markets without independent verification.

The historical or indicative performance of ModelWare ex-America should not be taken as an indication of future performance, and no assurance can be given as to the level of ModelWare ex-America on any Exchange Valuation Date or the Maturity Valuation Date.

ModelWare ex-America
	High	Low	Period End
2003
First Quarter	1,384.584	1,226.728	1,273.301
Second Quarter	1,604.203	1,279.833	1,565.222
Third Quarter	1,759.501	1,556.872	1,731.007
Fourth Quarter	2,006.262	1,756.531	2,006.262
2004
First Quarter	2,250.184	1,998.616	2,250.184
Second Quarter	2,282.743	2,026.580	2,245.776
Third Quarter	2,285.567	2,145.077	2,275.717
Fourth Quarter	2,606.161	2,274.436	2,601.805
2005
First Quarter	2,793.814	2,541.008	2,677.014
Second Quarter	2,724.182	2,535.717	2,687.490
Third Quarter	3,022.103	2,639.457	3,010.568
Fourth Quarter	3,240.283	2,780.797	3,230.484
2006
First Quarter	3,585.435	3,230.544	3,569.061

High	Low	Period End

Second Quarter	3,841.521	3,114.431	3,450.975
Third Quarter	3,630.758	3,201.704	3,611.494
Fourth Quarter	4,247.860	3,608.225	4,247.185
2007
First Quarter	4,545.595	4,106.946	4,545.595
Second Quarter	4,938.960	4,548.301	4,938.960
Third Quarter	5,148.410	4,392.647	5,017.989
Fourth Quarter	5,230.926	4,559.066	4,737.262
2008
First Quarter (through January 30, 2008)	4,749.482	3,969.530	4,244.929

Source: Bloomberg Financial Markets

The following graph illustrates the trends of the indicative and historical closing values of ModelWare ex-America and the closing values of its benchmark the MSCI EAFE Index, from April 9, 1996 (the starting date for calculating ModelWare ex-America using the current calculation methodology) to January 30, 2008.  The graph has been calculated using the indicative and historical closing values as described above.  The closing values of the MSCI EAFE Index used in the following graph are those of the total return index reflecting dividend payments on the component stocks net of withholding tax.  The graph does not show every situation that may occur and the historical or indicative performance of ModelWare ex-America relative to the MSCI EAFE Index should not be taken as an indication of future comparative performance.

ModelWare ex-America and MSCI EAFE Index Closing Values from April 9, 1996 to January 30, 2008

Discontinuance of ModelWare ex-America;
Alteration of Method of
Calculation	If S&P discontinues publication of ModelWare ex-America prior to, and such discontinuance is continuing on, any Index Business Day, then the Maturity Valuation Date will be deemed accelerated to the Trading Day immediately preceding such discontinuance and the Calculation Agent will determine the Net Entitlement Value on that date.

If at any time the method of calculating ModelWare ex-America, or the value thereof, is changed in a material respect, or if ModelWare ex-America is in any other way modified so that it does not, in the opinion of the Calculation Agent, fairly represent the value of ModelWare ex-America had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in New York City on each date on which the Index Value is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value for ModelWare ex-America comparable to ModelWare ex-America as if such changes or modifications had not been made, and the Calculation Agent will calculate the Index Value with reference to ModelWare ex-America, as adjusted. Accordingly, if the method of calculating ModelWare ex-America is modified so that its value is a fraction of what it would have been if it had not been modified, then the Calculation Agent will adjust it in order to arrive at a value of ModelWare ex-America as if it had not been modified.

Events of Default
Events of default under the Securities will include, among other things, default in payment of any principal (i.e., payment of the Net Entitlement Value at maturity or upon exchange) and events of bankruptcy, insolvency or reorganization with respect to us. Upon acceleration of the Securities following the occurrence of an event of default, holders will be entitled to receive their Net Entitlement Value calculated by the Calculation Agent as of the Index Business Day immediately following the date of the acceleration, provided that if on or prior to the date of acceleration you have requested an exchange of your Securities in accordance with your Exchange Right, the amount you will be entitled to receive will equal the Net Entitlement Value calculated as of the applicable Exchange Valuation Date. For a description of all the events that constitute events of default under the Securities, see “Description of Debt Securities—Events of Default” in the accompanying prospectus.

If the maturity of the Securities is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the cash amount due with respect to the Securities as promptly as possible and in no event later than two Business Days after the Index Business Day immediately following the date of acceleration.

Trustee	The Bank of New York, a New York banking corporation (as successor Trustee to JPMorgan Chase Bank, N.A.)

Agent	MS & Co.

Calculation Agent
MS & Co.

All calculations with respect to the Net Entitlement Value will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the amount of cash payable per Security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate number of Securities will be rounded to the nearest cent, with one-half cent rounded upward.

The Calculation Agent is solely responsible for determining the Net Entitlement Value. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on us and holders of the Securities.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent may be adverse to your interests as an investor in the Securities, including with respect to certain determinations and judgments that the Calculation Agent must make in determining any Index Value or whether a Market Disruption Event has occurred. See “—Discontinuance of ModelWare ex-America; Alteration of Method of Calculation” and “—Market Disruption Event.” MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment. See also “Risk Factors—The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests.”

Market Disruption Event
“Market Disruption Event” means the occurrence or existence of any of the following events:

(i)   a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the value of ModelWare ex-America on the Relevant Exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on each such Relevant Exchange; or a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the value of ModelWare ex-America during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or the suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts or exchange-traded funds related to ModelWare ex-America for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market; or the suspension, absence or material limitation of trading on any major securities market for trading in options or futures contracts related to the stocks underlying ModelWare ex-America during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the Calculation Agent in its sole discretion; and

(ii)   a determination by the Calculation Agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge with respect to the Securities.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in ModelWare ex-America is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of ModelWare ex-America shall be based on a comparison of (x) the portion of the value of ModelWare ex-America attributable to that security relative to (y) the overall value of ModelWare ex-America, in each case immediately before that suspension or limitation.

For purposes of determining whether a Market Disruption Event has occurred:  (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contracts or exchange-traded funds will not constitute a Market Disruption Event, (3) a suspension of trading in futures or options contracts or exchange-traded funds on ModelWare ex-America by the primary securities market trading in such contracts or funds by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or funds or (z) a disparity in bid and ask quotes relating to such contracts or funds will constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange-traded funds related to ModelWare ex-America and (4) a “suspension, absence or material limitation of trading” on any Relevant Exchange or on the primary securities market on which futures or options contracts or exchange-traded funds related to ModelWare ex-America are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Securities will be used primarily in connection with hedging our obligations under the Securities by one or more of our affiliates. The Adjustment Amount covers the cost of ongoing commissions and includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in managing the hedging of our obligations under the Securities.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

Affiliation of Morgan Stanley & Co.
International plc, MS & Co. and
Morgan Stanley
Each of Morgan Stanley & Co. International plc and MS & Co. is a majority-owned subsidiary of Morgan Stanley.  Morgan Stanley & Co. International plc developed ModelWare ex-America and is responsible for selecting the component stocks of ModelWare ex-America on each quarterly rebalancing date based on a pre-defined set of quantitative rules-based criteria.

BECAUSE EACH OF MORGAN STANLEY & CO. INTERNATIONAL PLC AND MS & CO. IS A SUBSIDIARY OF MORGAN STANLEY, THE ECONOMIC INTERESTS OF MORGAN STANLEY & CO. INTERNATIONAL PLC AND MS & CO. MAY BE ADVERSE TO THE INVESTORS IN THE SECURITIES.  THE POLICIES FOR WHICH MORGAN STANLEY & CO. INTERNATIONAL PLC IS RESPONSIBLE CONCERNING ADDITIONS, DELETIONS AND SUBSTITUTIONS OF THE COMPONENT SECURITIES COMPOSING MODELWARE EX-AMERICA MAY AFFECT THE VALUE OF MODELWARE EX-AMERICA.  FURTHERMORE, THE POLICIES FOR WHICH MORGAN STANLEY & CO. INTERNATIONAL PLC IS RESPONSIBLE WITH RESPECT TO THE CALCULATION OF MODELWARE EX-AMERICA COULD ALSO AFFECT THE VALUE OF MODELWARE EX-AMERICA.  IT IS ALSO POSSIBLE THAT MORGAN STANLEY & CO. INTERNATIONAL PLC, IN CONJUNCTION WITH S&P, MAY DISCONTINUE OR SUSPEND CALCULATION OR DISSEMINATION OF MODELWARE EX-AMERICA.  ANY SUCH ACTIONS COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES.

It is also possible that any advisory services that our affiliates provide in the course of any business with the issuers of the component stocks of ModelWare ex-America could lead to actions on the part of such underlying issuers which might adversely affect the value of ModelWare ex-America.

The information contained in this pricing supplement regarding ModelWare ex-America reflects the policies of, and is subject to change by, Morgan Stanley & Co. International plc and S&P.  Morgan Stanley & Co. International plc and S&P have no obligation to continue to calculate or publish, and may discontinue calculation or publication of, ModelWare ex-America.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) provides an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more than “adequate consideration” (to be defined in regulations to be issued by the Secretary of the Department of Labor) in connection with the transaction (the so-called “service provider” exemption).

Because we may be considered a party in interest with respect to many Plans, the Securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Securities that either (a) it is not a

Plan or a Plan Asset Entity and is not purchasing such Securities on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the Securities do not violate the prohibited transaction rules of ERISA or the Code or similar regulations applicable to governmental or church plans, as described above.  The sale of any Securities to any Plan investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan investors generally or any particular Plan investor, or that such an investment is appropriate for Plan investors generally or any particular Plan investor.

Supplemental Information
Concerning Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Securities set forth on the cover of this pricing supplement. The Agent proposes initially to offer the Securities directly to the public at the public offering price set forth on the cover of this pricing supplement.  After the initial offering of the Securities, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Securities against payment therefor in New York, New York on February 6, 2008, which will be the fifth scheduled Business Day following the date of this pricing supplement and of the pricing of the Securities.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Securities more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Commissions will be paid on a quarterly basis to brokerage firms, including MS & Co. and its affiliates, whose clients purchased Securities in the initial offering and who continue to hold their Securities, beginning in May 2008 and ending in February 2014. These additional commissions will equal 0.1625% (equivalent to 0.65% on a per annum basis) times the average Net Entitlement Value per Security in each quarter. For the quarterly period ending in May 2008, the commission amount paid will be prorated from and including the Index Setting Date. The average Net Entitlement Value for any quarter will equal the sum of the Net Entitlement Values of the Securities on each Index Business Day during that quarter divided by the number of Index Business Days in that quarter; provided that for the initial quarterly period ending in May 2008, the average Net Entitlement Value will equal the sum of the Net Entitlement Values of the Securities on each Index Business Day during that quarter from and including the Index Setting Date divided by the number of Index Business Days from and including the Index Setting Date. For example, if the average Net Entitlement Value for a quarter were equal to $12, an additional commission of $0.0195 per Security would be paid in respect of that quarter.

These commissions will not in any event exceed 8% of the issue price per Security. You may find out the additional commissions paid per Security in any quarter by calling your broker or us at (212) 761-4000. See “Risk Factors—The brokerage firm through which you hold your securities and your broker may have economic interests that are different from yours.”

In order to facilitate the offering of the Securities, the Agent may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities or component stocks of ModelWare ex-America. Specifically, the Agent may sell more Securities than it is obligated to purchase in connection with the offering or may sell shares of the component stocks that it does not own, creating a naked short position in the Securities or the component stocks, respectively for its own account. The Agent must close out any naked short position by purchasing the Securities or component stocks in the open market. A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Securities or the component stocks in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, Securities or component stocks in the open market to stabilize the price of the Securities. Any of these activities may raise or maintain the market price of the Securities above independent market levels or prevent or retard a decline in the market price of the Securities. The Agent is not required to engage in these activities and may end any of these activities at any time. See “—Use of Proceeds and Hedging.”

An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of the Securities. See “—Use of Proceeds and Hedging.”

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Securities, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Securities or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Securities.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Securities have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Securities may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Securities or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Securities to the public in Hong Kong as the Securities have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Securities, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Securities have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the Securities nor make the Securities the subject of an invitation for subscription or purchase, nor will they circulate or distribute the this pricing supplement, the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c) a person who acquires the Securities for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

United States Federal
Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the securities issued under this pricing supplement and is superseded by the following discussion.

The following is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the securities.  This discussion only applies to initial investors in the securities who:

•  purchase the securities at their “issue price”; and

•  will hold the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•  certain financial institutions;
•  insurance companies;
•  dealers in securities, commodities, or foreign currencies;
•  investors holding the securities as part of a hedging transaction, “straddle,” conversion transaction, integrated transaction, or a constructive sale transaction;
•  U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;
•  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•  regulated investment companies;
•  real estate investment trusts;
•  tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;
•  persons liable for the alternative minimum tax;
•  nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens; or
•  Non-U.S. Holders, as defined below, for whom income or gain in respect of the securities is effectively connected with the conduct of a trade or business in the United States.

As the law applicable to the U.S. federal income taxation of instruments such as the securities is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the securities are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Under current law, the securities should be treated as asingle financial contract that is an “open transaction” for U.S. federal income tax purposes.  Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the securities or instruments that are similar to the securities for U.S. federal income tax purposes, no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein.  Accordingly, you are urged to consult your own tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the securities (including alternative characterizations of the securities) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the characterization and treatment of the securities described above.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a security that is, for U.S. federal income tax purposes:

•  a citizen or resident of the United States;

•  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

•  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Securities

Assuming the characterization of the securities as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the securities prior to maturity, other than pursuant to a sale, exchange or redemption as described below.

Tax Basis.  A U.S. Holder’s tax basis in the securities should equal the amount paid by the U.S. Holder to acquire the securities.

Sale, Exchange, Redemption or Settlement of the Securities.  Upon a sale, exchange or redemption of the securities, or upon settlement of the securities at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the securities sold, exchanged, redeemed or settled.  Any capital gain or loss recognized upon sale, exchange, redemption or settlement of a security should be long-term capital gain or loss if the U.S. Holder has held the securities for more than one year at such time.

Possible Alternative Tax Treatments of an Investment in the Securities

Due to the absence of authorities that directly address the proper characterization and treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above.  It is possible, for instance, that each quarterly rebalancing of ModelWare ex-America could be treated as a taxable exchange, in which case a U.S. Holder would be required to recognize short-term capital gain or loss even though the holder had not actually sold or exchanged the security.

Alternatively, the IRS could seek to analyze the U.S. federal income tax consequences of owning a security under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).  If the IRS were successful in asserting that the Contingent Debt Regulations applied to the securities, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount on the securities every year at a “comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the securities would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

Even if the Contingent Debt Regulations do not apply to the securities, other alternative federal income tax characterizations or treatments of the securities are also possible, which if applied could also affect the timing and character of the income or loss with respect to the securities.  It is possible, for example, that a security could be treated as a unit consisting of a loan and a forward contract, in which case a U.S. Holder would be required to accrue original issue discount as income on a current basis.  Accordingly, prospective investors are urged to consult their own tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the securities.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.  Accordingly, prospective investors should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules.  The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition, information returns will be filed with the IRS in connection with payments on the securities and the proceeds from a sale or other disposition of the securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section only applies to you if you are a Non-U.S. Holder.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a security that is, for U.S. federal income tax purposes:

•  an individual who is classified as a nonresident alien;

•  a foreign corporation; or

•  a foreign trust or estate.

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes.  Such holder is urged to consult his or her own tax advisers regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a security.

Tax Treatment upon Sale, Exchange, Redemption or Settlement of a Security

In general.  Assuming the characterization of the securities as set forth above is respected, a Non-U.S. Holder of the securities will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

Possible Alternative Tax Treatments of an Investment in the Securities.  If all or any portion of a security were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the securities would not be subject to U.S. federal withholding tax, provided that:

•  the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•  the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•  the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

•  the certification requirement described below has been fulfilled with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a security (or a financial institution holding a security on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

However, among the issues addressed in the notice described in “Tax Consequences to U.S. Holders – Possible Alternative Tax Treatments of an Investment in the Securities” is the degree, if any, to which any income (including any mandated accruals) realized by Non-U.S. Holders with respect to instruments such as the securities should be subject to U.S. withholding tax.  It is possible that any Treasury regulations or other guidance issued after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the securities, possibly with retroactive effect.  Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, including the possible implications of this notice.  Non-U.S. Holders should note that we currently do not intend to withhold on any of the payments made with respect to the securities.  However, in the event of a change of law or any formal or informal guidance by the Treasury or the IRS, we may decide to withhold on payments made with respect to the securities, and we will not be required to pay any additional amounts with respect to amounts withheld.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, are urged to consult their own tax advisers regarding the U.S. federal estate tax consequences of investing in the securities.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the securities at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange, Redemption or Settlement of a Security” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.